THUNDER MOUNTAIN GOLD INC.
11770 W. President Dr., Ste. F Boise, Idaho 83713	Telephone: (208) 658-1037

August 6, 2024

Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Hiller:

This letter is being written in response to your letter of July 30, 2024, to Eric T. Jones, in which you provided several staff comments concerning the Company's 2023 Form 10-K for the Fiscal Year ended December 31, 2023, filed March 12, 2024, File No. 001-08429. We appreciate the staff's comments and thank you for the extension of time the staff granted to us to respond while we discuss our planned responses with internal staff, our legal counsel, and mining engineers. We will respond to the staff's comments on or before August 23, 2024.

Sincerely,

/s/Eric T. Jones

President and CEO

Thunder Mountain Gold Inc.